CHARDAN CAPITAL MARKETS, LLC

17 State Street, Suite 2130

New York, NY 10004

September 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Synlogic, Inc.
Registration Statement on Form S-1, File No. 333-274421
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:         September 28, 2023

Requested Time:        5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the underwriter of the proposed public offering of securities of Synlogic, Inc. (the “Company”), hereby join the Company’s request that the effective date and time of the above-referenced registration statement on Form S-1 be accelerated so that it will be declared and become effective at 5:00 p.m., Eastern Time, on September 28, 2023, or as soon thereafter as possible.

The undersigned advises that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Director